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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                         Atlantic Premium Brands, Ltd.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  048263 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

CUSIP NO. 048263 10 7                13G                       Page 2 of 7 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Merrick M. Elfman
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        U.S.A.
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       143,054
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      433,805
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     143,054
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   433,805
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        576,859
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        CERTAIN SHARES*
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        8.4%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 048263 10 7                13G                       Page 3 of 7 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Therese L. Wareham
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        U.S.A.
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      576,859
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     0
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   576,859
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        576,859
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        CERTAIN SHARES*
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        8.4%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 048263 10 7                13G                       Page 4 of 7 Pages


Item 1(a).        Name of Issuer:

                                    Atlantic Premium Brands, Ltd.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                                    1033 Skokie Blvd., Suite 600
                                    Northbrook, IL 60062

Item 2(a).        Name of Person Filing:

                                    Merrick M. Elfman ("Mr. Elfman")
                                    Therese L. Wareham ("Ms. Wareham")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                                    1033 Skokie Blvd., Suite 600
                                    Northbrook, IL 60062

Item 2(c).        Citizenship:

                                    U.S.A.

Item 2(d).        Title of Class of Securities:

                                    Common Stock, par value $0.01 per share

Item 2(e).        CUSIP Number:

                                    048263 10 7

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                                    Not applicable.

CUSIP NO. 048263 10 7                13G                       Page 5 of 7 Pages

Item 4.  Ownership:

                  (a)      Amount beneficially owned:

                                    Mr. Elfman: 576,859*
                                    Ms. Wareham: 576,859**

*The 576,859 shares beneficially owned by Mr. Elfman as of December 31, 2002 include (i) 122,500 shares underlying currently exercisable options or options exercisable within 60 days held by Mr. Elfman; (ii) 20,554 shares held individually by Mr. Elfman; and (iii) 433,805 shares held jointly by Mr. Elfman and his wife, Ms. Wareham.

**The 576,859 shares beneficially owned by Ms. Wareham as of December 31, 2002 include (i) 122,500 shares underlying currently exercisable options or options exercisable within 60 days held by her husband, Mr. Elfman; (ii) 20,554 shares held individually by Mr. Elfman; and (iii) 433,805 shares held jointly by Ms. Wareham and Mr. Elfman.

                  (b)      Percent of Class:

                                    8.4%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    Mr. Elfman: 143,054
                                    Ms. Wareham: 0

                           (ii)     shared power to vote or to direct the vote:

                                    Mr. Elfman:  433,805
                                    Ms. Wareham: 576,859

                           (iii) sole power to dispose or to direct the disposition of:

                                    Mr. Elfman: 143,054
                                    Ms. Wareham: 0

                           (iv) shared power to dispose or to direct the disposition of:

                                    Mr. Elfman: 433,805
                                    Ms. Wareham: 576,859

CUSIP NO. 048263 10 7                13G                       Page 6 of 7 Pages


Item 5.  Ownership of Five Percent or Less of a Class.

                                    Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control
         Person:

                                    Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

                                    Not Applicable.


Item 9.  Notice of Dissolution of Group.

                                    Not Applicable.

Item 10. Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 048263 10 7                13G                       Page 7 of 7 Pages



         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2003


                                              /s/ Merrick M. Elfman
                                              ----------------------------------
                                              Merrick M. Elfman
                                              Chairman of the Board



                                              /s/ Therese L. Wareham
                                              ----------------------------------
                                              Therese L. Wareham